Garban
Intercapital

82-4904

02015765

3/5/2002

SUPPL

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Garban PLC

RECEIVED
MAR 08 2002

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Re: ICAP plc - AVS No. 606137
The Caledonia No. 1 Settlement Trust

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

dlw 3/14

RC:nj
Enclosures

Garban Intercapital
113 Pavonia Avenue
Box 634
Jersey City, NJ 07310-1759

Garban
Intercapital

Memorandum

To:	Charles Gregson Michael Spencer David Gelber Jim Pettigrew Declan Kelly Mike Sheard Edward Pank
cc:	Roger Campbell (for US filing) – 001 201 369 5678 Ed Knight – Merrill Lynch – 020 7772 2919
From:	Helen Broomfield
Date:	4 March 2002
Subject:	**Announcement to the Stock Exchange** **The Caledonia No. 1 Settlement Trust**

Please find attached a copy of a letter sent to the London Stock Exchange Announcements Office today.

Kind regards

Helen Broomfield
Deputy Company Secretary

Encs.

U:\secretarial\Jenny\Helen\Stock Exchange Announcements\04.03.02 - Caledonia\memo.doc

ICAP

4 March 2002

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX 020 7588 6057

Dear Sirs

ICAP plc – AVS No. 606137
The Caledonia No. 1 Settlement Trust

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from the above pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

Helen Broomfield

Helen Broomfield
Deputy Company Secretary

Enc.

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UH
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743
www.icap.com

Registered Office as above
Registered in England 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 606137

All relevant boxes should be completed in block capital letters.

1. Name of company ICAP PLC	2. Name of shareholder having a major interest THE CALEDONIA NO. 1 SETTLEMENT TRUST
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them J R HALE AND E J OSBORN

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class	7. Number of shares/amount of stock disposed 300,000	8. Percentage of issued class 0.30%

9. Class of security ORDINARY SHARES OF 50p EACH	10. Date of transaction 01.03.02	11. Date company informed 04.03.02
12. Total holding following this notification 3,847,629	13. Total percentage holding of issued class following this notification 3.83%	

14. Any additional information	15. Name of contact and telephone number for queries HELEN BROOMFIELD 020 7463 4386

16. Name and signature of authorised company official responsible for making this notification

Hele Broomfield.

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification 4 March 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

THE TRUSTEES OF THE CALEDONIA NO.1 SETTLEMENT TRUST

TEL
020-7802-8080

CAYZER HOUSE
30 BUCKINGHAM GATE
LONDON
SW1E 6NN

FAX
020-7802-8090

Our ref: EJO\ 204

4 March 2002

By Fax & Post

ICAP Plc
Park House
16 Finsbury Circus
London
EC2M 7UR
Attn: Mr E Pank, Company Secretary

Dear Mr Pank

Disclosure of Interest in Shares

In accordance with the provisions of Sections 198 to 202 of the Companies Act 1985, as amended, we hereby give notice that following the sale of 300,000 ordinary shares in ICAP Plc on the 1st March 2002, the Caledonia No.1 Settlement Trust now has a beneficial holding of 3,847,629 ordinary 50p shares in your company representing 3.84% of the total issued ordinary share capital.

Yours sincerely
The Trustees of the Caledonia No.1 Settlement Trust

J R Hale

E J Osborn